Exhibit 4.3

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE AND SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) IN COMPLIANCE WITH RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO EACH SUCH SALE OR TRANSACTION, FURNISHES TO THE COMPANY AND LIVEXLIVE MEDIA, INC. AN OPINION OF COUNSEL, WITH SUCH OPINON AND COUNSEL SATISFACTORY TO THE COMPANY AND LIVEXLIVE MEDIA, INC., OPINING TO SUCH COMPLIANCE, REGISTRATION OR THAT SUCH REGISTRATION IS NOT REQUIRED.

REACT PRESENTS, LLC

CONVERTIBLE PROMISSORY NOTE

$2,000,000.00	Issuance Date: February 5, 2020

Chicago, Illinois

FOR VALUE RECEIVED, React Presents, LLC, a Delaware limited liability company (the “Company”) promises to pay to LiveStyle NA Live Holdings, Inc., a Delaware corporation (“Investor”), or its registered permitted assigns, in lawful money of the United States of America the principal sum of Two Million Dollars ($2,000,000.00), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Note on the unpaid and outstanding principal balance at a rate equal to eight percent (8%) per annum, compounded annually, computed on the basis of the actual number of days elapsed and a 360-day year comprised of twelve (12) 30-day months. All unpaid and outstanding principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on February 5, 2022 (the “Maturity Date”). This Note is issued pursuant to that certain Membership Interest Purchase Agreement, dated as of February 5, 2020 (as amended, modified or supplemented, the “Acquisition Agreement”), by and among Investor, LiveXLive Media, Inc., a Delaware corporation (“LXL Media”), and LiveXLive Events, LLC, a Delaware limited liability company (“Buyer”).

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. Definitions. As used in this Note, the following capitalized terms have the following meanings:

(a) “Acquisition Agreement” has the meaning given in the introductory paragraph hereof.

(b) “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

(c) “Change of Control” means, with respect to any Person, the sale, lease, transfer, issuance or other disposition, in one transaction or a series of related transactions, of (i) all or substantially all of the consolidated assets of such Person (including by or through the issuance, sale, contribution, transfer or other disposition (including by way of reorganization, merger, share exchange, consolidation or other business combination) of a majority of the capital stock or other equity interests of any direct and/or indirect subsidiary or subsidiaries of such Person if substantially all of the consolidated assets of such Person are held by such subsidiary or subsidiaries) or (ii) at least a majority of the then-issued and outstanding voting equity of such Person to any person or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(3) of the Securities Exchange Act of 1934, as amended, or any successor provision (the “Exchange Act”)) of persons, whether directly or indirectly or by way of any merger, share exchange, recapitalization, sale or contribution of equity, tender offer, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership; provided, that for purposes of determining whether a Change of Control has occurred under this Note, the acquisition of additional shares of Common Stock and/or convertible and/or voting securities of LXL Media by Robert Ellin and/or his Affiliates resulting in him and/or his Affiliates having Beneficial Ownership (as such term is defined in the Exchange Act) of more (or subsequently less) than 50% of the total voting power of the stock of the Company will not be considered a Change of Control.

(d) “Common Stock” means (i) LXL Media’s shares of common stock, $0.001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(e) “Company” means React Presents, LLC and any Person which shall succeed to or assume the obligations of React Presents, LLC under this Note.

(f) “Event of Default” has the meaning given in Section 5 hereof.

(g) “Investor” shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

(h) “Issuance Date” shall mean February 5, 2020.

(i) “Majority in Interest” shall mean the holders of at least fifty percent (50%) of the aggregate outstanding principal amount of the Note and any other promissory notes issued to Investor, its designees and/or other parties in connection with the acquisition of the Company and any other limited liability company membership interests in other entities sold by Investor to LXL Media and/or its Affiliates, whether on or about the Issuance Date or at any time during twelve (12) months thereafter.

(j) “Other Notes” means all convertible notes or other similar instruments issued by LXL Media existing as of or following the Issuance Date from time to time, together with all notes issued or similar instruments issued in exchange or substitution therefor, addition thereto or replacement thereof, whereby the holders thereof shall be entitled to convert any amount therein into shares of Common Stock.

(k) “Person” shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(l) “Securities Act” shall mean the Securities Act of 1933, as amended.

(m) “Transaction Documents” shall mean this Note, the Acquisition Agreement and any other documents entered into in connection with the Acquisition Agreement.

2. Interest. Accrued and unpaid interest on this Note shall be payable at maturity.

3. Payment.

(a) Voluntary Prepayment. This Note may be prepaid in whole or in part in cash consideration without penalty at any time prior to or after the Maturity Date upon ten (10) days’ prior written notice to Investor. Any such prepayment will be applied first to the payment of interest accrued on this Note and second, if the amount of prepayment exceeds the amount of such accrued interest, to the payment of principal of this Note.

(b) Payment Upon the Maturity Date. In the event that the Note is not converted prior to the Maturity Date in accordance with Section 7 below, all unpaid and outstanding principal and accrued and unpaid and outstanding interest under the Note will be due and payable on the Maturity Date.

4. Authorized Capital Stock.

(a) Reservation of Stock Issuable Upon Conversion. LXL Media shall take all action reasonably necessary to reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Note and the Other Notes, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Note (the “Required Reserve Amount”).

(b) Insufficient Authorized Shares. If, notwithstanding Section 4(a), at any time while this Note and the Other Notes (to the extent convertible into Common Stock) remain outstanding LXL Media does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of this Note and the Other Notes a minimum number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then LXL Media shall promptly (but in no event later than 180 days after the occurrence of such Authorized Share Failure) take all action reasonably necessary to increase LXL Media’s authorized shares of Common Stock to a number of authorized shares sufficient to allow LXL Media to reserve the Required Reserve Amount then outstanding, and, in connection therewith, LXL Media shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock to satisfy its obligations under this Section 4.

5. Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note and a material breach by LXL Media and/or Buyer, as applicable, under the Acquisition Agreement:

(a) Failure to Pay. The Company shall fail to pay when due any principal or interest payment on the due date hereunder only if such failure remains uncured for a period of ten (10) business days after the occurrence thereof; or

(b) Voluntary Bankruptcy or Insolvency Proceedings. Either the Company or LXL Media shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or LXL Media or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or LXL Media or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within thirty (30) days of commencement.

(d) Material Breach or Failure to Comply. Other than as specifically set forth in this Section 5, the Company or LXL Media shall breach or fail to comply in any material respect with any provision of this Note only if such breach or failure remains uncured for a period of fifteen (15) business days after written notice thereof from Investor to the Company and LXL Media.

6. Rights of Investor upon Default. Upon the occurrence or existence of any Event of Default (other than an Event of Default described in Sections 5(b) or 5(c)) and at any time thereafter during the continuance of such Event of Default, Investor may, with the consent of the Majority in Interest, by written notice to the Company, declare the unpaid and outstanding principal amount of this Note plus all accrued and unpaid interest thereon to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, Investor may exercise any other right, power or remedy granted to it by the Acquisition Agreement or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

7. Conversion.

(a) Optional Conversion. At any time on or prior to the Maturity Date, upon the written election of Investor, Investor may convert, in part or in whole, the unpaid and outstanding principal amount of this Note plus all accrued and unpaid interest thereon into the number of validly issued, fully paid and nonassessable shares of Common Stock determined by dividing (i) the sum of all unpaid and outstanding principal (and any accrued and unpaid interest thereon) of this Note as of the date of conversion (the “Conversion Amount”) by (ii) the share price of $4.50 per share (as adjusted for any stock dividend, stock split, combination of shares, reverse stock split, reorganization, recapitalization, or other reclassification affecting Common Stock). Any shares of Common Stock that are issued as a result of a conversion of the Note shall be subject to a six (6) month lock-up from the applicable date of any conversion (the “Lock-Up Period”).

(b) Mechanics of Conversion; Fractional Shares; Interest; Effect of Conversion. Upon conversion of this Note under this Section 7, Investor hereby agrees to execute and deliver to LXL Media all transaction documents related to such conversion, including such ancillary agreements, as applicable, with customary representations and warranties and transfer restrictions (including a six (6) month lock-up agreement in connection with any public offering), and having the same terms as those agreements entered into with similar stockholders of LXL Media, as applicable. In addition, before Investor shall be entitled to convert this Note into shares of Common Stock under this Section 7, Investor shall surrender this Note (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction), duly endorsed, to LXL Media in accordance with Section 21 together with a written notice to LXL Media and the Company (in the case of the Company, to the address of LXL Media in accordance with Section 21), of Investor’s election to convert this Note pursuant to this Section 7, which notice shall state (i) the Conversion Amount to be converted, (ii)) the name or names in which the certificate or certificates for shares of Common Stock are to be issued and (iii) the address or addresses of such holders of such shares of Common Stock to be issued. LXL Media shall, as soon as practicable thereafter, issue and deliver to Investor at the addresses specified therein a certificate or certificates for the number of shares of Common Stock to which Investor shall be entitled upon conversion (bearing such legends as are required by such ancillary agreements, this Note and/or applicable state and federal securities laws in the reasonable opinion of LXL Media’s counsel), together with a replacement Note (if any Conversion Amount is not converted) to which Investor may be entitled upon such conversion under the terms of this Note. The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note, and the Person or Persons entitled to receive the shares of Common Stock upon such conversion shall be treated for all purposes as the holder of record of such shares of Common Stock as of such date. No fractional shares shall be issued upon conversion of this Note. In lieu of LXL Media issuing any fractional shares to Investor upon the conversion of this Note, LXL Media shall round up any fraction of a share to the nearest whole share. LXL Media shall pay any and all stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion.

8. Certain Covenants. Until this Note has been converted, repaid or otherwise satisfied in accordance with the terms herein and the Acquisition Agreement, without the prior written consent of a Majority in Interest:

(a) Affiliate Transactions. The Company shall not make any loan or advance in excess of $250,000 to any employee of the Company or its affiliates.

(b) Guarantee of Indebtedness. The Company shall not guarantee any indebtedness for borrowed money of any unrelated third party.

(c) Incurrence of Indebtedness. The Company shall not incur any indebtedness for borrowed money in excess of $500,000 in the aggregate, other than the indebtedness for borrowed money evidenced by this Note and the Other Notes; provided, that this covenant shall not be applicable to any secured indebtedness incurred by the Company in the ordinary course of business.

(d) Change in Nature of Business. The Company shall not exit the Business (as defined in the Acquisition Agreement) as conducted on the Issuance Date other than in connection with a Change of Control of the Company or LXL Media.

(e) Restriction on Certain Transfers of Material Technology and Intellectual Property Assets. The Company shall not sell or assign any of its material technology or Intellectual Property (as defined in the Acquisition Agreement) assets, including the Intellectual Property, solely related to the portion of the Business (as defined in the Acquisition Agreement) conducted in the Chicago-Naperville-Elgin, IL-In-WI Metro Area, as defined by the United States Census Bureau (the “Geographic Area”), other than (i) sales or assignments of such assets in the ordinary course of business consistent with past practice, (ii) sales and assignments of such assets that do not have a fair market value in excess of $250,000 in the aggregate in any twelve (12) month period, or (iii) sales or assignments of such assets in connection with a Change of Control of the Company or LXL Media; provided, that the foregoing limitation shall not in any way limit, restrict or otherwise prohibit the Company, Buyer, LXL Media and/or their Affiliates from utilizing, licensing or otherwise using, exploiting or commercializing in any manner any of the Company’s assets, technology and Intellectual Property in any way outside of the Geographic Area. Notwithstanding anything to the contrary in this Note, the Company shall not be prohibited in any way from complying with its representations, warranties, obligations, covenants and agreements set forth in (i) the Securities Purchase Agreement, dated as of June 29, 2018 (the “SPA”), by and among LXL Media, the holders of the Debentures and JGB Collateral, LLC, as agent for such holders, with respect to the senior secured debentures (the “Debentures”) issued by LXL Media pursuant to the SPA, and related transaction documents, as such may be amended, modified or restated from time to time, or (ii) any agreements with any other current or future senior lender.

(f) Liquidation, Dissolution and Winding Up. The Company shall give prior reasonable notice to the Investor of any formal and final intent to liquidate or dissolve the Company or wind up the business of the Company.

9. Rights Upon a Change of Control.

(a) Change of Control of the Company or LXL Media. No later than the third (3rd) business day prior to the consummation of a Change of Control of either the Company or LXL Media (or such later date if such Change of Control has not been publicly announced prior to such third (3rd) business day), the Company shall deliver written notice thereof via certified mail and e-mail to Investor (a “COC Notice”). At any time during the period commencing as of the date of Investor’s receipt of a COC Notice and no later than (30) calendar days prior to the consummation of such Change of Control, subject to satisfaction of any senior indebtedness described in Section 10, Investor shall have the right to require the Company or LXL Media, as applicable, to pay the entire amount outstanding under this Note effective as of the consummation of such Change of Control by delivering written notice thereof to the Company (a “COC Payment Notice”). If Investor timely delivers a COC Payment Notice, then the amount to be paid to Investor under this Section 9 in connection with such Change of Control shall be equal to the unpaid and outstanding principal amount and any accrued and unpaid interest thereon under this Note as of the date such Change of Control is consummated (the “COC Payment Amount”). The payment of the COC Payment Amount shall be made in accordance with the provisions of Section 9(b). To the extent payments required by this Section 9 are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such payments shall be deemed to be voluntary prepayments. In the event such Change of Control is not consummated, any COC Payment Notice submitted by the Investor shall be automatically deemed null, void and of no effect.

(b) Mechanics. The Company shall deliver the COC Payment Amount, subject to the last sentence of Section 9(a), to Investor, in the same form of consideration as that which (i) the Company or each of the members of the Company, or (ii) LXL Media or the stockholders of LXL Media, as applicable, is entitled pursuant to such Change of Control, which payment shall be delivered in no event later than ten (10) business days following the consummation of such Change of Control. In the event the COC Payment Amount is less than the entire the Conversion Amount of this Note, the Company shall, upon request by Investor, promptly cause to be issued and delivered to Investor a new Note representing the unpaid and outstanding principal amount which has not been paid following payment of the COC Payment Amount. In the event that the Company does not pay the COC Payment Amount to Investor within the period set forth in this Section, at any time thereafter and until the Company pays such unpaid COC Payment Amount in full, Investor shall have the option, in lieu of payment, to require the Company to promptly return to Investor all or any portion of this Note representing the COC Payment Amount that was submitted for payment and for which the COC Payment Amount has not been paid. Upon the Company’s receipt of such notice, (x) the COC Payment Notice shall be null and void with respect to such COC Payment Amount and (y) the Company shall promptly return this Note to Investor.

10. Subordination. This Note is an unsecured obligation of the Company and is subordinate and junior in right of payment to any current and future indebtedness of the Company or LXL Media to banks, financial institutions, lenders or any other third parties having a senior or secured interest in the assets of the Company and/or LXL Media or any extensions, amendments or replacements of such indebtedness.

11. Successors and Assigns. Subject to the restrictions on transfer described in Sections 12 and 13 below, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

12. Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company, LXL Media and a Majority in Interest, provided, however, that no such amendment or waiver may, without the written consent of Investor, reduce the amount owed to Investor, change the amount of any payment of principal of, or reduce the rate of payment of interest on, the Note.

13. Transfer of this Note or Securities Issuable on Conversion Hereof. This Note may not be transferred, assigned or otherwise disposed without the prior written consent of the Company and LXL Media, except such consent shall not be required in connection with (a) any transfer, assignment or other disposition by Investor to Investor’s Affiliates, subject to such affiliates making required Securities Act representations to the Company and LXL Media, or (b) a Change of Control of Investor. Prior to the expiration of any Lock-Up Period applicable to the Common Stock into which this Note may be converted (the “Conversion Shares”), such Conversion Shares may not be transferred, assigned or otherwise disposed without the prior written consent of LXL Media, which may be withheld, conditioned or delayed for any reason or no reason. Upon the expiration of Lock-Up Period, Investor shall give reasonable prior written notice to LXL Media of Investor’s desire, describing briefly the manner thereof, together with a written opinion of Investor’s counsel, with such opinion and counsel reasonably satisfactory to LXL Media, to the effect that such offer, sale or other distribution of the Conversion Shares may be effected without registration or qualification (under any federal or state law then in effect) and in compliance with this Note. Upon receiving such written notice and opinion, LXL Media, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of some or all of the Conversion Shares, all in accordance with the terms of the notice delivered LXL Media. If a determination has been made pursuant to this Section 12 that the opinion of counsel or counsel for Investor or other supporting documents are not reasonably satisfactory to LXL Media, LXL Media shall so notify Investor promptly after such determination has been made. Each certificate representing the Conversion Shares thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the terms of this Note and the Securities Act, unless in the opinion of Investor’s counsel, with such opinion and counsel reasonably satisfactory to LXL Media, such legend is not required in order to ensure compliance with the Securities Act. LXL Media may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing transfers, if any, the Conversion Shares shall be registered upon registration books maintained for such purpose by or on behalf of LXL Media. Prior to presentation of this Note for conversion, LXL Media and the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company and LXL Media shall not be affected by notice to the contrary.

14. Assignment by the Company. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of a Majority in Interest.

15. Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall in writing and emailed, mailed or delivered to each party at the respective addresses of the parties as set forth in the Acquisition Agreement in accordance with the provisions thereof, or at such other address or emails addresses as each party shall have furnished to the other in writing.

16. Payment. Payment shall be made in lawful tender of the United States.

17. Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

18. Headings; Governing Law. The descriptive headings in this Note are inserted for convenience only and do not constitute a part of this Note. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

19. Waiver of Jury Trial; Dispute Resolution. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES TO THE ARBITRATION PROVISION CONTAINED IN THIS SECTION 18. In the event of any dispute arising out of or relating to this Agreement, then such dispute shall be resolved solely and exclusively by confidential binding arbitration with the Los Angeles, California branch of JAMS (“JAMS”) to be governed by JAMS’ Commercial Rules of Arbitration applicable at the time of the commencement of the arbitration (the “JAMS Rules”) and heard before one arbitrator. The parties shall attempt to mutually select the arbitrator. In the event they are unable to mutually agree, the arbitrator shall be selected by the procedures prescribed by the JAMS Rules. The prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party may be entitled. The arbitration shall be conducted in Los Angeles, California.

20. No Indication of Fair Market Value. The parties hereby agree that the various conversion prices negotiated and set forth herein are arbitrary and not reflective of the fair market value of any of LXL Media’s securities.

21. Severability. If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby and this Note shall nevertheless be binding between the Company, Investor and, to the extent expressly provided herein, LXL Media.

(Signature Page Follows)

The Company has caused this Note to be issued as of the date first written above.

REACT PRESENTS, LLC

By:	/s/ Jerome N. Gold
Name:	Jerome N. Gold
Title:	Authorized Signatory

ACKNOWLEDGED AND AGREED as of
this 5th day of February 2020:

LIVEXLIVE MEDIA, INC.

By:	/s/ Robert S. Ellin
Name:	Robert S. Ellin
Title:	Chief Executive Officer

Signature Page to React-LiveStyle Promissory Note